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                                                                    EXHIBIT 99.7



October 14, 1999

Board of Directors
Capital Re Corporation
1325 Avenue of the Americas
New York, New York 10019

Dear Sirs:

     ACE Limited ("ACE") hereby offers to amend the terms of its existing merger agreement, dated June 10, 1999 (the "Merger Agreement"), to provide for the acquisition of the shares of common stock of Capital Re Corporation ("Capital Re") not already owned by ACE for $13.00 per share in ordinary shares of ACE and cash, as more fully set forth below. To the extent ordinary shares are received in the merger, stockholders of Capital Re would not recognize taxable gain or loss on the exchange. The revised consideration and other terms would amend and, to the extent inconsistent therewith, replace the terms of the Merger Agreement. Accompanying this letter is a proposed Amended and Restated Merger Agreement (the "Amended Agreement") reflecting the terms of our offer. We and our financial advisors strongly believe that our revised offer is at least as favorable as the proposal made by XL Capital Ltd. taking into account the long-term prospects and interests of Capital Re and its stockholders. Because of the substantial length of time it would take XL Capital Ltd. to consummate its proposed acquisition and the uncertainties inherent in its offer, we believe that the present value of XL's offer is substantially less than $13.00.

     In light of our revised offer, we would expect that you would withdraw your notices of October 10, 1999 regarding your intention to enter into a binding agreement with XL and your intention to withdraw your recommendation of a business combination with ACE. We would also expect you to recommend to your stockholders approval of the Amended Agreement, schedule a meeting of your stockholders to consider and vote upon the adoption of the Amended Agreement as soon as practicable and terminate all negotiations with XL Capital.

Revised Consideration

     For each outstanding share of Capital Re common stock not currently owned by ACE, ACE is offering 6/10ths (0.6) of an ACE ordinary share plus an amount of cash which, on a per share basis, will deliver $13.00 per share to Capital Re stockholders, subject to a maximum of $150 million of cash (or approximately $4.68 per Capital Re share). There is no financing contingency to our revised offer as we have sufficient cash, marketable securities and available lines of credit to fund the cash portion of our offer. The value of the ACE ordinary shares to be
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delivered to Capital Re stockholders would be valued based upon the average closing price (the "Average Closing Price") of the ordinary shares over the five-day trading period ending three business days prior to the stockholder vote on the Amended Agreement. As in our existing merger Agreement, if the Average Closing Price equals or exceeds $36.67, the exchange ratio would be decreased so that Capital Re stockholders would receive ACE shares with a value equal to $22.00. Based upon an assumed Average Closing Price of $16-3/8 (ACE's closing price on October 13, 1999), Capital Re stockholders would receive for each Capital Re share 6/10ths of an ACE ordinary share and $3.175 in cash.

     We believe that a combination of cash and stock provides Capital Re's stockholders with a number of advantages. First, to the extent they receive ordinary shares in the transaction, Capital Re stockholders would not be required to recognize taxable gain or loss on the exchange. This allows stockholders to choose whether and when to recognize any gains or losses.

     Second, we believe that ACE's shares are a very attractive investment, especially at this time. Because of the recent decline in ACE's share price, Capital Re's stockholders have a unique ability to convert tax-free into ACE shares and participate in future appreciation.

     ACE is currently covered by 23 sell-side analysts. Nine of these analysts have chosen ACE as a "top pick," including such well respected analysts as Tom Sargent of Conning & Co., Weston Hicks of J.P. Morgan, Jay Cohen of Merrill Lynch, Alice Schroeder of PaineWebber and Ron Frank of Salomon Smith Barney.

     As part of the revised offer, we will file a post-effective amendment to the S-4 Registration Statement to convert the registration statement into a shelf S-3 registration statement, thus allowing affiliates of Capital Re to freely resell their ACE shares after consummation of the business combination.

Revised Closing Conditions

     In its revised offer, ACE has agreed to remove all conditions to closing other than those relating to (i) stockholder approval, (ii) regulatory consents,
(iii) absence of litigation preventing the closing, (iv) compliance with covenants, (v) effectiveness of the S-4 registration statement, (vi) receipt of a tax opinion and (vii) NYSE approval. These closing conditions, other than receipt of a tax opinion, are identical to the conditions contained in the XL proposal.

     Stockholder Approval - With respect to stockholder approval, ACE currently owns approximately 12.3% of Capital Re's outstanding shares and has agreements with stockholders representing an additional approximately 33.5% of Capital Re's outstanding shares to vote in
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favor of a business combination with ACE. As of October 6, 1999, more than a majority of Capital Re's stockholders had submitted proxies in favor of approval of the Merger Agreement.

     Regulatory Consents - ACE has already received regulatory clearance from the Maryland and New York insurance departments. We have confirmed with these agencies that our revised offer would not require any additional filings or approvals. ACE has also received antitrust clearance for the business combination. Thus, ACE has already received all necessary regulatory consents.

     Absence of Litigation and Compliance with Covenants - These closing conditions are identical to the closing conditions contained in the XL offer. We have generally conformed the interim operating covenants in the Amended Agreement to the interim operating covenants in the XL proposal. In addition, given the speed with which a business combination with ACE could be consummated, the interim operating covenants will only be effective for a short time.

     Effectiveness of S-4 Registration Statement - ACE's S-4 registration statement has already been declared effective. Any necessary supplements to ACE's prospectus previously circulated could be done without affecting the effective status of the S-4 Registration Statement.

     Tax Opinion - We believe that the tax-free nature of the ACE proposal affords significant benefits to many Capital Re stockholders. As ACE's outside counsel and Capital Re's outside counsel would agree on the form of the opinion and the required representation letters before signing, this condition should not present any significant risks.

     NYSE Approval - ACE has already received NYSE approval to list the ordinary shares to be issued in business combination.

     Taking into account the minimal conditions of our revised offer, our prior receipt of regulatory approvals and the significant percentage of Capital Re's stockholders committed to an ACE business combination, our revised offer provides a significantly greater certainty of closing than does the XL offer. Moreover, we believe, based upon advice from our outside counsel, that we could consummate our revised offer within three to four weeks. Thus, our revised offer also provides greater speed and certainty of timing.

Revised Compensation

     We will provide to employees and other non-executive management substantially similar compensation, bonus and option arrangements as contained in the XL offer as of the date hereof. We will review the XL offer as of the date hereof with respect to executive management
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compensation, bonus and option arrangements and reserve the right to substantially match any such offers.

Credit Support

     As ACE had agreed in respect of the previously proposed October 7, 1999 closing, ACE will agree to provide guarantees of Capital Re credit facilities and will, if necessary, assist in arranging replacement credit facilities. While ACE does not believe that any further credit support is necessary, ACE is prepared to provide a $50 million stand-by capital commitment on substantially the same terms as the XL offer, which would be in addition to the $75 million of common equity previously provided.

Other Factors

     ACE and Capital Re's relationship goes back many years and includes such milestones as the formation of ACE Capital Re Limited in March 1998. We view our relationship with Capital Re as a strategic partnership and believe that our actions bear this out. When, in early 1999, Capital Re's ratings were under pressure and Capital Re required additional equity, we quickly agreed to provide $75 million of new common equity. Notwithstanding two major adverse developments (the March 1999 Moody's downgrade of Capital Reinsurance Company and the May 1999 losses attributable to IFS) that would have allowed us to terminate our equity purchase commitment, we agreed to provide, and did provide, Capital Re with the required new equity. In May 1999, the implications of the IFS loss coupled with the CFS loss reserve on Capital Re's capital, ratings and business plan caused Capital Re's board of directors to contact us regarding possible strategic alternatives, including a possible business combination. Once again, we worked with Capital Re's management and board of directors to fashion a solution to Capital Re's challenges that worked to the best interests of both Capital Re's and our stockholders. Notwithstanding the significant issues facing RGB that have recently come to light, we stood ready to close our business combination last week. We believe that our course of conduct has repeatedly indicated our goodwill towards Capital Re and its stockholders and is indicative of the kind of relationship that we believe we have and would like to maintain.

     We were disappointed when, at the eleventh hour, XL sought to undermine our strategic transaction. We were also disappointed by the decision of Capital
Re's board of directors to postpone the previously called stockholder meeting, provide confidential information to XL and engage in discussions and negotiations with XL regarding its offer. As we have informed you, we believe that such conduct violated the Merger Agreement. However, should a business combination be consummated based upon our revised offer, we would agree not to pursue any claims against Capital Re arising out of the aforementioned conduct. Our revised offer is, and
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should be treated as, an offer to settle any claims ACE may have against Capital
Re arising out of such conduct.

                            *         *          *

     As you know, the Merger Agreement provides that Capital Re may not terminate the Merger Agreement unless ACE does not make, prior to midnight on October 18, 1999, an offer that the Capital Re board of directors determines, in good faith after consultation with its financial advisors, is at least as favorable as the XL proposal, taking into account the long term prospects and interests of Capital Re and its stockholders. Our revised offer is at least as favorable as the XL proposal, taking into account the long term prospects and interests of Capital Re and its stockholders. We believe that a business combination between ACE and Capital Re on the terms proposed herein is in the best interests of the stockholders of both ACE and Capital Re. We are prepared to execute the Amended Agreement promptly and to work with you and your counsel to consummate the proposed business combination as expeditiously as possible. We look forward to hearing from you and to completing this important transaction.

     Should you require additional information or clarification regarding any of the matters discussed in this letter, please call me at (441) 299-9276, Dominic Frederico at (215) 778-4125, our outside counsel, Eddie Best at (312) 701-7100 or our outside financial advisor, Mark Adley of Credit Suisse First Boston at
(212) 325-3538.

                              Very truly yours,



                              Brian Duperreault
                              Chairman, President and Chief Executive Officer